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_________________________

JEREMY SENDERWICZ

jeremy.senderwicz@dechert.com
+1 212 641 5669 Direct
+1 212 698 3599 Fax

May 20, 2016

VIA EDGAR

Ms. Valerie Lithotomos
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549
Re: Claymore Exchange-Traded Fund Trust (File Nos. 333-134551 & 811-21906) (the “Trust”)
Dear Ms. Lithotomos:
Thank you for your telephonic comments concerning Post-Effective Amendment No. 426 to the Trust’s registration statement on Form N‑1A (the “Registration Statement”) filed with the Securities and Exchange Commission (“SEC”) on March 18, 2016 (the “Amendment”) for the purpose of reflecting a change in the underlying index of the Guggenheim S&P Spin-Off ETF (formerly, Guggenheim Spin-Off ETF), an existing series of the Trust (the “Fund”). Below, we describe the changes made to the Registration Statement in response to the comments from the staff of the SEC (the “Staff”) and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to the Registration Statement, which will be filed via EDGAR concurrently with this letter. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Amendment.
GENERAL:
Comment 1.    In your letter responding to the following comments, please include the customary “Tandy” representations, consistent with SEC Release 2004-89.
Response 1.    The “Tandy” representations are set forth at the end of this letter.
Comment 2.     Please confirm whether “U.S.” will be added to the name of the Fund to conform to the name of the Fund’s underlying index.
Response 2.    The Trust confirms that “U.S.” will not be added to the name of the Fund to conform to the name of the Fund’s underlying index.

Ms. Valerie Lithotomos May 20, 2016 Page 2

PROSPECTUS:
Comment 3.    Please confirm supplementally that the Index Provider is not affiliated with the Investment Adviser and/or the Fund’s distributor.
Response 3.    The Trust confirms that the Index Provider is not affiliated with the Investment Adviser and the Fund’s distributor.
Comment 4.    Please confirm whether the Fund will pay 12b-1 fees and, if not, consider removing the “Distribution and service (12b-1) fees” line item from the Fund’s fee table on page 3.
Response 4.    The Trust hereby confirms that no 12b-1 fees are currently expected to be paid by the Fund and the “Distribution and service (12b-1) fees” line item has been removed from the Fund’s fee table.
Comment 5.    Please confirm that the expense example in the “Example” section on page 3 reflects the fee waiver only for the period it is contractually obligated to continue.
Response 5.    The Trust confirms that the expense example in the “Example” section on page 3 reflects the fee waiver only for the period it is contractually obligated to continue.

*  *  *  *  *  *  *  *
As you have requested and consistent with SEC Release 2004-89, on behalf of the Trust we hereby acknowledge that:

●	the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

●	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Valerie Lithotomos May 20, 2016 Page 3

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 641-5669, or Stuart Strauss at (212) 698-3529. Thank you.

Sincerely,
/s/ Jeremy Senderowicz
Jeremy Senderowicz